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                                                               EXHIBIT 99(a)(1)F

                              JOINT PRESS RELEASE

CRI ACQUISITION COMMENCES TENDER OFFER TO ACQUIRE COMPUTER RESEARCH, INC. FOR $2.42 PER SHARE

         St. Louis, Missouri, August 4, 2000 - CRI Acquisition, Inc. has today commenced a tender offer at $2.42 in cash per share for all of the outstanding shares of common stock of Computer Research, Inc. (OTCBB:CRIX) that it does not already own. The tender offer is scheduled to expire at 5:00 p.m. New York City time on September 1, 2000, unless extended.

         On July 7, 2000, Computer Research announced that it had entered into a definitive purchase agreement with CRI Acquisition, a newly formed corporation owned by Rodger O. Riney. CRI Acquisition currently owns about 34.8% of the outstanding shares of Computer Research. Following completion of the tender offer, CRI Acquisition intends to consummate a second-step merger in which all the remaining Computer Research shareholders will also receive the same cash price paid in the tender offer. The tender offer is not subject to any financing contingency. The board of directors of Computer Research approved the purchase agreement and recommends that the shareholders of Computer Research accept the offer and tender their shares.

         McKenzie Partners, Inc. is the information agent for the tender offer.

         Computer Research provides computerized accounting and record keeping support services to more than 40 securities, brokers, dealers, banks and other financing institutions throughout the United States. Visit Computer Research at www.crix.com.

         Mr. Riney is the founder, president and chief executive officer of Scottrade, Inc. Scottrade is a securities brokerage firm that is registered with the SEC and the NASD.

         This release may contain some forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:        McKenzie Partners, Inc.     (212) 929-5500
                   Toll Free Telephone No:   (800) 322-2885
                 Simon Coope
                 Jeanne Carr